CUSIP No.

________________________________________________________________________________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           URANIUM INTERNATIONAL CORP.
 _______________________________________________________________________________
                                (Name of Issuer)

               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
 _______________________________________________________________________________
                         (Title of Class of Securities)

                                    917010100
                     ______________________________________
                                 (CUSIP Number)

                                 D. BRUCE HORTON

                            110 - 4801 LANG AVENUE NE
                          ALBUQUERQUE, NEW MEXICO 87109

                           TELEPHONE NO. 505.842.5537

 _______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  APRIL 9, 2008
 _______________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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1.  Names of Reporting Person:  D. Bruce Horton
    I.R.S. Identification Nos. of above person (entities only): need
________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (SEE Instructions)
    (a) [ ]
    (b) [ ]
________________________________________________________________________________

3.  SEC Use Only:

________________________________________________________________________________

4.  Source of Funds: N/A

________________________________________________________________________________

5. Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________________________

6.  Citizenship or Place of Organization: Canada
________________________________________________________________________________

Number of Shares Beneficially by Owned by Reporting Person With:

7.  Sole Voting Power: 11,500,000

8.  Shared Voting Power: -0-

9.  Sole Dispositive Power: 11,500,000

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Reporting Person:  11,500,000 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS): (2)

13. Percent of Class Represented by Amount in Row (11): 21.52%

14. Type of Reporting Person (SEE Instructions): IND


     (1) Based upon a forward stock split effected open of market on March 11, 2008 of 1.5 for 1 share of common stock held of record as of February 25, 2008.

     (2) Based on 53,437,500 shares of the Issuer's common stock issued and outstanding as of April 9, 2008. March 10, 2008.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Uranium International Corp., formerly known as Nu-Mex Uranium Corp., a corporation organized under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is 110 - 4801 Lang Avenue NE, Albuquerque, New Mexico 87109.


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ITEM 2.  IDENTITY AND BACKGROUND

A.       NAME OF PERSON FILING THIS STATEMENT:

         This statement is filed by D. Bruce Horton (the "Reporting Person"). By
         the  duly  authorized   representative  signing  this  statement,   the
         Reporting Person agrees that this statement is filed on its behalf.
B.       RESIDENCE OR BUSINESS ADDRESS:

         The business address of the Reporting Person is 110 - 4801 Lang Avenue NE, Albuquerque, New Mexico 87109.

C.       PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

         The Reporting Person is a business man.

D.       CRIMINAL PROCEEDINGS:

         During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.       CIVIL PROCEEDINGS:

         During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

F.       CITIZENSHIP:

         The Reporting Person is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of an agreement for the sale and purchase of securities (the "Agreement"), the Reporting Person sold an aggregate of 2,000,000 shares of the Issuer's common stock on approximately April 9, 2008 as follows: (i) 500,000 to Richard Cherry, the Issuer's President/Chief Executive Officer and a director of the Issuer; and (ii) 1,300,000 and 200,000 shares, respectively, to two other non-affiliates. The shares were sold in private transactions for aggregate consideration of $2,000.00. The source of funds were personal funds of the respective purchasers.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person sold the Issuer's shares as described in Item 3 for personal investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.


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


Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

         (a) As of April 9, 2008, the Reporting Person was the beneficial owner of 11,500,000 shares (or approximately 21.52%) of the Issuer's common stock.

         (b) As of April 9, 2008, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 11,500,000 (or approximately 21.52%) of the Issuer's issued and outstanding common stock.

         (c) As of April 9, 2008, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

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


         (d) As of April 9, 2008, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement for Sale and Purchase of Securities dated April 9, 2008 between D. Bruce Horton and Richard Cherry.


                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: April 11, 2008            /s/ D. BRUCE HORTON
                                 ____________________
                                     D. BRUCE HORTON





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                                  Page 6 of 6

                  AGREEMENT FOR PURCHASE AND SALE OF SECURITIES

This Agreement for Purchase and Sale of Securities is entered into this 9th day of April, 2008 by and between D. Bruce Horton ("Seller") and Richard Cherry ("Purchaser").


                                    RECITALS

WHEREAS Uranium International Corp. is a corporation organized under the laws of the State of Nevada in good standing (the "Corporation), which trades on the Over-the-Counter Bulletin Board under the symbol "URNI";

WHEREAS Seller resigned as a director and the  President/Chef  Executive Officer
of  the   Corporation  and  Purchaser  was  appointed  as  a  director  and  the
President/Chief Executive Officer of the Corporation effective April 1, 2008;

WHEREAS Seller and Purchaser have entered into an agreement regarding the acquisition by Purchaser of 500,000 shares of common stock of the Corporation held of record by Seller for an aggregate purchase price of $500.00; and

WHEREAS the parties desire to memoralize in writing the terms and provisions of the sale and purchase of the shares of Common Stock;

NOW THEREFORE in consideration of the aforesaid recitals and mutual promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. SALE OF SECURITIES. Seller shall sell and Purchaser shall purchase from Seller, free from all liabilities and encumbrances, the aggregate 500,000 shares of Common Stock of the Corporation in consideration for a per share price of $0.001 aggregating $500.00.

2. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents, warrants and agrees that the following are true and correct on the date hereof:

a. Seller is the record holder of the 500,000 shares of Common Stock with absolute right, title and interest to such shares of Common Stock, and that Seller is transferring the 500,000 shares of Common Stock to Purchaser free of any liens, pledges, judgments or other encumbrances;

b. Seller understands that by transferring the shares of Common Stock to Purchaser, Seller may be foregoing the possibility of substantial appreciation with regard to the shares of Common Stock and Seller has determined that the value of the aggregate purchase price of $500.00 is equal to the value of the aggregate 500,000 shares of Common Stock, which are being sold to Purchaser as a result of arms-length negotiations;

c. Seller is transferring the 500,000 shares of Common Stock pursuant to an exemption from registration in Section 4 (1 1/2) under the Securities Act of 1933, as amended (the "1933 Securities Act"), and applicable exemptions from such state securities acts as may apply.

d. Seller will execute and deliver to the Corporation any document, or to do any other act or thing, which the Corporation may reasonably request in connection with the disposition of the shares of Common Stock;

e. Seller understands the significance to Purchaser and to the Corporation and its officers and directors of the above representations and they are made with the intention that such parties may rely upon them; and

f. Seller acknowledges that Seller understands the meaning and legal consequences of the representations and warranties contained above and Seller hereby agrees to indemnify and hold harmless Purchaser and the Corporation and its respective affiliates, officers, directors, employees and principal shareholders from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty contained in this Agreement.

3. PURCHASE OF THE SECURITIES. Purchaser shall purchase from Seller, free from all liabilities and encumbrances, the aggregate 500,000 shares of Common Stock of the Corporation in consideration for the purchase price of $500.00. The $500.00 purchase price shall be paid to Seller on April 9, 2008 (the "Closing").

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents, warrants and agrees that the following are true and correct on the date hereof:

a. Purchaser is aware that the shares of Common Stock have not been registered under the 1933 Securities Act nor the securities act of any state and may not be sold, transferred for value, pledged, hypothecated, or otherwise encumbered in the absence of an effective registration of them under the 1933 Securities Act and/or the securities laws of any applicable state or in the absence of an opinion of counsel acceptable to the Corporation and/or its stock transfer agent that such registration is not required under such act or acts;

b.  Purchaser is aware that the share  certificate  to be issued  evidencing the
500,000   shares  of  Common   Stock   purchased   hereunder   may  include  the
above-described restrictions;


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

c. Purchaser acknowledges that the Seller is transferring the shares of Common Stock pursuant to an exemption from registration under the 1933 Securities Act, and applicable exemptions from such state securities acts;

d. Purchaser is acquiring the shares of Common Stock solely for his own account and not on behalf of any other person;

e. Purchaser is acquiring the shares of Common Stock for investment and not for distribution or with the intent to divide his participation with others or reselling or otherwise distributing the shares of Common Stock;

f. Purchaser will not sell the shares of Common Stock without registration under the 1933 Securities Act and any applicable state securities laws or exemption therefrom;

g. Purchaser will execute and deliver to the Corporation any document, or do any other act or thing, which the Corporation may reasonably request in connection with the acquisition of the shares of Common Stock;

h. Purchaser is able to bear the economic risk of an investment in the shares of Common Stock for an indefinite period of time, and further, could bear a total loss of the investment and not change his financial condition which existed at the time of such investment;

i. Purchaser acknowledges that he is acquiring the 500,000 shares of Common Stock from Seller, who remains deemed an affiliate of the Corporation ninety days from the date of his resignation, and that the 500,000 shares of Common Stock will be deemed "restricted" and the holding period in Rule 144 under the 1933 Act Securities will commence for Purchaser as of the date of this Agreement;

j. Purchaser understands the significance to Seller and the Corporation and its officers and directors of the above representations and they are made with the intention that such parties may rely upon them; and

k. Purchaser acknowledges that he understands the meaning and legal consequences of the representations and warranties contained above and he hereby agrees to indemnify and hold harmless Seller and the Corporation and its respective affiliates, officers, directors and employees from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of his contained in this Agreement.

5. GOVERNING LAW. This Agreement shall be construed in accordance with Nevada law. This Agreement shall be effective as of the date first above written and shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates indicated below to be effective as of the day and year set forth above. The parties hereto acknowledge that this Agreement may be executed in counterpart.

                                              SELLER: /s/ D. BRUCE HORTON
Date: April 9, 2008                           _______________________________
                                                          D. Bruce Horton



                                              PURCHASER: /s/ RICHARD CHERRY
Date: April 9, 2008                           _______________________________
                                                             Richard Cherry


Acknowledged by:

Uranium International Corp.


By:_____________________________
     President



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